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                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)


                        Mine Safety Appliances Company
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                               (Name of Issuer)


                          Common Stock, no par value
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                        (Title of Class of Securities)


                                 602720 10 4
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                                (CUSIP Number)


                          Nelson W. Winter, Esquire
                         Reed Smith Shaw & McClay LLP
                               435 Sixth Avenue
                        Pittsburgh, Pennsylvania 15219
                                (412) 288-3310
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         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                                June 27, 2000
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           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_] *


--------------------
* The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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CUSIP NO.     602720 10 4
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    1) Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons
       (entities only)

              John T. Ryan III
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    2) Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)
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       (b)    X
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    3) SEC Use Only
                    -----------------------------------------------------------

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    4) Source of Funds (See Instructions)    00
                                           ------------------------------------

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    5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
       2(d) or 2(e)
                    -----------------------------------------------------------

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    6) Citizenship or Place of Organization       U.S.A.
                                             ----------------------------------

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                      (7)  Sole Voting Power           605,775
      Number of                              ----------------------------------
     Shares Bene-
       ficially       (8)  Shared Voting Power       2,394,843
       Owned by                                --------------------------------
     Each Report-
      ing Person      (9)  Sole Dispositive Power      605,775
         With                                     -----------------------------

                     (10)  Shared Dispositive Power  2,394,843
                                                    ---------------------------
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   11)  Aggregate Amount Beneficially Owned by Each Reporting Person  3,000,618
                                                                     ----------

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   12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)
                           ----------------------------------------------------

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   13)  Percent of Class Represented by Amount in Row (11)    21.9%
                                                           --------------------

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   14)  Type of Reporting Person (See Instructions)     IN
                                                    ---------------------------

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                               Page 2 of 7 Pages
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Item 1.  Security and Issuer.

     Common Stock, no par value (the "Common Stock"), of Mine Safety Appliances Company (the "Company"), P.O. Box 426, Pittsburgh, Pennsylvania 15230.

Item 2.  Identity and Background.

     (a)  Name of Person Filing:          John T. Ryan III

     (b)  Residence or Business Address:  Mine Safety Appliances Company
                                          P.O. Box 426
                                          Pittsburgh, PA  15230

     (c)  Present Principal Occupation:   Chairman and Chief Executive Officer
                                          of the Company.

     (d) During the last five years, the undersigned has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the undersigned was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the undersigned was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship:  U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration.

     This amendment is filed to report the increase in the undersigned's beneficial ownership, as defined in Rule 13d-3, of Common Stock resulting from the purchase from the Company of 1,125,000 shares of Common Stock by the Trust for the Company's Non-Contributory Pension Plan for Employees on June 27, 2000. The purchase price of $24.00 per share was paid to the Company from the assets of the Trust.

Item 4.  Purpose of Transaction.

     See Item 3. The undersigned does not presently have any plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                              Page 3 of 7 Pages
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     (d)  Any change in the present board of directors or management of the
          Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) The undersigned beneficially owns (as defined in Rule 13d-3) 3,000,618 shares of Common Stock, or approximately 21.9% of the outstanding shares based on the 13,552,409 shares of Common Stock outstanding at June 30, 2000.

(b) The undersigned has sole voting and dispositive power over 605,775 shares of Common Stock, including 130,488 shares which the undersigned has the right to acquire under stock options granted to him under the Company's Management Share Incentive Plans (MSIP) and 142,095 shares held in various trusts for which he acts as sole trustee. Of such shares, 23,700 are restricted shares granted to the undersigned under the MSIP which are presently restricted as to disposition.

     The undersigned shares voting and dispositive power over 951,015 shares of Common Stock held in various trusts with Mary Irene Ryan and John C. Unkovic, as co-trustees. The following information with respect to these co-trustees is to the best knowledge and belief of the undersigned:

     Mary Irene Ryan is a citizen of the United States of America. Her business address is c/o John T. Ryan III, Mine Safety Appliances Company, P.O. Box 426, Pittsburgh, Pennsylvania 15230. Her present principal occupation is that of homemaker.

     John C. Unkovic is a citizen of the United States of America. His present principal occupation and business address is Partner, Reed Smith Shaw & McClay LLP (attorneys-at-law), 435 Sixth Avenue, Pittsburgh, PA 15219.

     The undersigned shares voting and dispositive power over 318,828 shares of Common Stock held in a private foundation with Mary Irene Ryan and with Julia Ryan Parker, Daniel H. Ryan, Michael D. Ryan, William F. Ryan and Irene Ryan Shaw, as co-trustees. The following information with respect to the co-trustees in addition to Mary Irene Ryan is to the best knowledge and belief of the undersigned:

                              Page 4 of 7 Pages
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     Julia Ryan Parker is a citizen of the United States of America.  Her residence or business address is 29 Point O' Woods Road, Darien, CT 06820-2924. Her present principal occupation is that of homemaker.

     Daniel H. Ryan is a citizen of the United States of America. His present principal occupation and business address is Physician, Strong Memorial Hospital, 601 Elmwood, Rochester, NY 14564-9134.

     Michael D. Ryan is a citizen of the United States of America. His present principal occupation and business address is Professor, Department of Chemistry, Marquette University, 615 N. Eleventh Street, Milwaukee, WI 55323.

     William F. Ryan is a citizen of the United States of America. His present principal occupation and business address is Meteorologist, Department of Meteorology, University of Maryland, College Park, MD 20742.

     Irene Ryan Shaw is a citizen of the United States of America. Her residence or business address is 9 Carriage House Lane, Mamaroneck, NY 10543-1005. Her present principal occupation is that of homemaker.

     As a member of the Investment Committee of the Trust for the Company's Non-Contributory Pension Plan for Employees, the undersigned shares voting and dispositive power over the 1,125,000 shares of Common Stock held by the Trust with the other members of the Investment Committee. The following information with respect to the other members of the Investment Committee is to the best knowledge and belief of the undersigned:

     Thomas B. Hotopp is a citizen of the United States of America. His business address is Mine Safety Appliances Company, P.O. Box 426, Pittsburgh, Pennsylvania 15230. His present principal occupation is President of the Company.

     James E. Herald is a citizen of the United States of America. His business address is Mine Safety Appliances Company, P.O. Box 426, Pittsburgh, Pennsylvania 15230. His present principal occupation is Vice President - Finance of the Company.

     Dennis L. Zeitler is a citizen of the United States of America. His business address is Mine Safety Appliances Company, P.O. Box 426, Pittsburgh, Pennsylvania 15230. His present principal occupation is Vice President and Treasurer of the Company.

     To the knowledge of the undersigned, none of the persons referred to above in this Item 5(b) has within the past five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) This amendment is filed to report an increase in the undersigned's beneficial ownership, as defined in Rule 13d-3, of Common Stock resulting from the purchase from the Company of 1,125,000 shares of Common Stock by the Trust for the Company's Non-Contributory Pension Plan for Employees on June 27, 2000. There have been no transactions in Common Stock effected by the undersigned since at least 60 days prior to that date.

                              Page 5 of 7 Pages
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(d)  Receipt of dividends or proceeds from the sale of the 1,125,000 shares of
     Common Stock held by the Trust for the Company's Non-Contributory Pension Plan for Employees is for the benefit of the beneficiaries of the Plan. No beneficiary of the Plan presently has an interest in such dividends or proceeds amounting to more than 5% of the outstanding shares of Common Stock.

     Receipt of dividends or proceeds from the sale of the 1,093,110 shares of Common Stock held by the other trusts for which the undersigned is trustee or co-trustee is for the benefit of the beneficiaries of such trusts. Mary Irene Ryan, identified above, is the only beneficiary of such trusts who presently has an interest in such dividends or proceeds amounting to more than 5% of the outstanding shares of Common Stock.

     Receipt of dividends or proceeds from the sale of the 318,828 shares of Common Stock held by the private foundation for which the undersigned is a co-trustee is for the charitable purposes of the foundation.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     The undersigned beneficially owns 1,125,000 shares of Common Stock as a member of the Investment Committee of the Trust for the Company's Non-Contributory Pension Plan for Employees. The members of the Investment Committee, who are identified in Item 5(b), have the power to vote and to dispose of the Common Stock of the Company held by the Trust. Such power may be exercised by a majority vote of the members of the Committee.

     The undersigned beneficially owns 951,015 shares of Common Stock as co-trustee of various other trusts and 318,828 shares of Common Stock as co-trustee of a private foundation. Voting and dispositive power over these shares is shared with the co-trustees identified in Item 5(b), who may exercise such power by majority vote.

Item 7.  Material to be filed as Exhibits.

     None.

                              Page 6 of 7 Pages
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                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                /s/ John T. Ryan III
                                             ----------------------------------
                                                    John T. Ryan III

Date:  July 7, 2000

                              Page 7 of 7 Pages